DORIAN LPG LTD.
c/o Dorian LPG (USA) LLC
27 Signal Road
Stamford, Connecticut 06902
Telephone:  (203) 674‑9900

August 17, 2022

BY EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Dorian LPG Ltd. Form S-3 (No. 333-266588)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above-captioned Form S-3 Registration Statement that was initially filed with the U.S. Securities and Exchange Commission on August 5, 2022 be accelerated so that it will be made effective at 2:00 p.m. New York City time on August 22, 2022 or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the "Act").
The undersigned registrant is aware of its obligations under the Act.
Should you have any questions regarding this request, please do not hesitate to contact Keith J. Billotti of Seward & Kissel LLP, counsel to the undersigned registrant, at (212) 574-1274.

Yours faithfully,
Dorian LPG Ltd.

By:	/s/ Theodore B. Young
Name:	Theodore B. Young
Title:	Chief Financial Officer